March 13, 2024

VIA EDGAR

David Plattner, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Norfolk Southern Corporation

DFAN14A filed February 20, 2024

Filed by Ancora Advisors, LLC et al.

File No. 001-08339

Dear Mr. Plattner:

This letter is being submitted on behalf of Ancora Advisors, LLC and its affiliates (the “Filing Persons”) and the other persons named as participants (collectively, the “Participants”) in the above referenced materials filed pursuant to Rule 14a-12 on February 20, 2024 (such filing, the “Filing”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated March 1, 2024 (the “Comment Letter”) with respect to the Filing.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Filing.

General

1.	We note the statement that the participants own "a large equity stake" in the company. We also note that the participants appear to own less than 0.5% of the company's outstanding shares. In future soliciting materials, please clarify the percentage of shares the participants own when referring to their stake in the company.

The Filing Persons appreciate the Staff’s comment and the opportunity to respond. The Participants beneficially own in the aggregate approximately 0.41% of the outstanding Common Stock of Norfolk Southern. The Filing Persons disclosed this percentage on page A-5 of the preliminary proxy statement filed with the SEC on March 4, 2024 (the “Preliminary Proxy”).

March 13, 2024

The Filing Persons also respectfully note that the Common Stock beneficially owned by each of the Participants is prominently disclosed in the legend included in the Filing, as required by Rule 14a-12.

The Filing Parties believe their disclosure of beneficial ownership in the Filing satisfies the requirements of Rule 14a-12(a)(1)(i). An investor is able to discern that the aggregate holdings of the Participants were valued at more than $200 million, which we believe to be a sizeable equity stake, as of the close of trading on the date of the Filing.

The Filing Persons intend to include the percentage of Common Stock that the Participants beneficially own and to update the aggregate holdings of Common Stock of the Participants as may be required by applicable law.

2.	Please include Mr. Boychuk as a participant in your soliciting materials, or provide us with your analysis as to why he should not be considered a participant.

The Filing Persons appreciate the Staff’s comment and the opportunity to respond. The Filing Persons do not believe Mr. Boychuk should be considered a “participant” in the solicitation.

To the knowledge of the Filing Persons, Mr. Boychuk does not fall under any category of “participant” identified in Instruction 3 to Item 4 and Item 5 of Schedule 14A. First, he is not a nominee for election to Norfolk Southern’s Board. Second, he is not a member of a committee or group which solicits proxies. Mr. Boychuk has no investment in or voting control over any securities beneficially owned by the Filing Persons. Third, he is not alone or with others organizing, directing or arranging the financing of any such committee or group. Fourth, he is not involved in any way in financing of the solicitation of proxies. Lastly, Mr. Boychuk has not, and is not, soliciting proxies, as further disclosed below.

Furthermore, even if Mr. Boychuk were to fall under one of the foregoing categories of “participant,” Schedule 14A affords an exception applicable to Mr. Boychuk. Mr. Boychuk’s role in this solicitation is that of an ordinary course advisor to the Filing Persons, particularly in matters related to day-to-day railroad operations, safety matters and management culture. His role as a resource for the Filing Persons on specific subject matters is analogous to, and limited to, those advisory roles and functions described in Instruction 3(b)(iii) to Item 4 and Item 5 of Schedule 14A.

March 13, 2024

Relatedly, the Filing Persons note that certain parties have publicly commented on Norfolk Southern’s management and the Filing Persons’ plans with respect to the Company without being considered participants in the solicitation. These outside parties include but are not limited to the Brotherhood of Railroad Signalmen (“BRS”), the AFL-CIO, the Brotherhood of Locomotive Engineers and Trainmen,1 the Federal Railroad Administration2 and the Surface Transportation Board (“STB”), among others. For example, on February 22, 2024, the BRS publicly stated its “grave concern over the activist investor group Ancora's intentions to significantly alter the operational and leadership structure at Norfolk Southern.”3 On February 23, 2024, STB Chairman Martin Oberman said it the Filing Persons’ success in the solicitation would be a “a huge detriment” to the entire rail industry, citing to his assessment of the anticipated operational changes that would result.4 On March 8, 2024, the AFL-CIO Transportation Trades Department President published a letter to Norfolk Southern shareholders that urged shareholders not to support the Filing Persons’ proposed management team because of how he expected it might operate the Company.5

The Filing Persons have relied on numerous advisors to correct the public record, and Mr. Boychuk’s experience and expertise relating to technical, managerial or operational matters has been one part of this advisory effort. As a part of Mr. Boychuk’s advisory role, he may from time to time be cited in media reports or make certain statements on railroad operations, which is his area of professional expertise, or his proposals for railroad management. Any public statements by Mr. Boychuk are directed at the non-stockholder constituencies making the comments like those described above. Organized labor, government agencies, regulatory bodies and other stakeholders are the targets of these factual narratives, not Norfolk Southern’s investors. Such stakeholders will have a critical impact on Norfolk Southern regardless of the outcome of the solicitation. When the other outside parties discussed above offer their own speculations as to how the proposed management team might operate Norfolk Southern, it is advisable to contribute the actual views of an experienced railroader and potential Norfolk Southern executive to that conversation playing out in public.

Neither Mr. Boychuk’s work in connection with the factual correction of the public record nor his advisory services to the Filing Parties fit the definition of “solicit” or “solicitation” as set forth in Rule 14a-1(l)(1). Mr. Boychuk is not requesting a proxy from any holder of Common Stock or furnishing materials to shareholders that would reasonably be expected to result in the procurement, withholding or revocation of a proxy, the definition in Rule 14a-1(l)(1). The SEC has provided Compliance and Disclosure Interpretation with respect to Rule 14a-1(l)(1).6 Question 101.02 inquires about whether public statements could be considered a solicitation, with the Staff answering that public communications could, in the context of a target publicizing the merits of a proposed business combination and its benefits for stockholders, be considered to constitute a solicitation. Mr. Boychuk’s communications are distinguishable. His comments are directed at non-investor stakeholders who do not hold Common Stock. Further, the content does not comment on share price and does not address the overall merits of the matter on which stockholders will vote: the election of directors and the other matters subject to a vote at the annual meeting. Mr. Boychuk’s public communications discuss only matters relating to railroad operations and safety in general and at the Company.

1 See American Journal of Transportation, “Locomotive Engineers’ Union says proposed changes for Norfolk Southern by the Ancora Holdings are reckless,” Feb. 27, 2024, https://www.ajot.com/news/locomotive-engineers-union-says-proposed-changes-for-norfolk-southern-by-the-ancora-holdings-are-reckless

2 See Letter from Amit Bose, Administrator, Federal Railroad Administration, to Norfolk Southern CEO Alan Shaw, Feb. 21, 2024, https://www.stb.gov/wp-content/uploads/FRA-Administrator-Bose-Letter-to-Mr.-Alan-Shaw-2.21.24.pdf

3 Letter from Brotherhood of Rail Signalmen, “Press Release: Standing Against Short-Sighted Changes at Norfolk Southern,” Feb. 22, 2024, https://www.brs.org/?zone=/unionactive/view_article.cfm&HomeID=917320

4 See Julie Sneider, “STB Chair Oberman: NS takeover could be a 'huge detriment' to the rail industry,” Feb. 2024, https://www.progressiverailroading.com/federal_legislation_regulation/article/STB-Chair-Oberman-NS-takeover-could-be-a-huge-detriment-to-the-rail-industry--71323

5 Letter from Greg Regan, President, Transportation Trades Department, AFL-CIO to Norfolk Southern Shareholders, “Rail Labor Opposes Ancora’s Proposed Ouster of Norfolk Southern’s CEO,” Mar. 8, 2025, https://ttd.org/policy/letters-to-industry/rail-labor-opposes-ancoras-proposed-ouster-of-norfolk-southern-ceo/

6 Proxy Rules and Schedules 14A/14C, Compliance and Disclosure Interpretation Question 101.02, Mar. 22, 2022 (last updated Nov. 17, 2023), https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.htm

March 13, 2024

The aforementioned outside parties have not been considered participants in this solicitation, and their public conjectures regarding Norfolk Southern’s future operations have not been deemed soliciting materials. If such outside parties have not been deemed to be participants in this solicitation, the Filing Persons maintain that it would be inconsistent to consider Mr. Boychuk’s advisory contributions and expert public statements to cause him to be characterized as a participant in this solicitation.

Consequently, the Filing Persons do not consider Mr. Boychuk to be a participant in this solicitation.

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. We note a large number of apparent opinions or statements of beliefs throughout your presentation that are not characterized as such. Please revise accordingly.

The Filing Persons appreciate the Staff’s comment and the opportunity to respond. The Filing Persons respectfully maintain that the context provided for the statements set forth in the Filing clearly allows the investors to discern between those statements that are the perspectives of the Filing Persons and those that are supporting factual information.

On their face, the press release and the presentation (the “Presentation”) disclosed in the Filing make clear that the materials are advocating for the Participants’ views. For example, the Presentation is titled “The Case for Leadership, Safety and Strategy Changes at Norfolk Southern,” advising investors that the Presentation is persuasive material. The Filing as a whole, and the Presentation in particular, with no doubt identifies factual statements throughout using citations to source materials. Footnotes identify factual statements and their sources, and these facts in turn support and are distinguishable from the Participants’ commentary in a clear and customary manner. For example, slide 37 displays a graphic based on, and including a citation to, the Company filings that shows more Norfolk Southern rail cars on its network than those of another Class I railroad. This cited fact supports the conclusion of the Participants that there are too many cars on the Norfolk Southern network. This customary approach of pairing cited facts with Participant conclusions is taken throughout the Presentation.

March 13, 2024

Moreover, the Preliminary Proxy further discloses the opinions of the Participants, reiterating and providing further detail for investors with respect to some of the statements in the Filing. In particular, the statements in the section titled “Reasons for the Solicitation” are easily discernable as the views of the Filing Persons.

The Filing Persons acknowledge the Staff’s comment and advise the Staff that the Filing Persons intend to identify in future soliciting materials statements or assertions of opinion as compared to those of fact.

Exhibit 1, page 8

4.	Refer to the last bullet point in the middle column of this slide. Please provide us the basis for your prediction of how the company will benchmark its performance.

The Filing Persons appreciate the Staff’s comment and the opportunity to respond. As the Company disclosed in its February 26, 2024 preliminary proxy statement, and as the Filing Persons further disclosed in their Preliminary Proxy, the Filing Persons have had numerous interactions with the Board and management since November 2023. Based on these discussions, the Filing Persons understand that the Company intends to emphasize the second half 2024 operating results contrasted against its corresponding 2023 results. While year-to-year comparisons are fairly customary, the Filing Persons statement was intended to reflect the fact that the Board and management had placed additional emphasis on this particular year-to-year comparison. The Filing Persons had a reasonable basis to make such statement based both upon their interaction with the Board during these meetings as well as the anticipated favorable comparison with the poor financial results of the Company in 2023 reflected in the Company’s financial statements, including significant recognized expenses incurred in respect of the East Palestine derailment.

Exhibit 1, page 18

5.	You state that you have modeled a base case for the company's share price such that over the next several years that price would rise from $252 per share to $420 per share. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders’ understanding of the basis for and limitations of the valuation information. If you choose to include the $420 figure, or any of its components, in soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). We do not believe the information included in your solicitation materials provides sufficient support.

The Filing Persons appreciate the Staff’s comment and the opportunity to respond. The Filing Persons respectfully note that the Filing itself contains the reasonable basis on which the $420 per share figure was based. Specifically, the Filing attributes a specific share price adjustment to each of five factors identified in the movement from $252 to $420. First, an incremental increase could be achieved through productivity improvement. Second, the volume improvement could arise from both the cyclical upswing of the industry as a whole and reversal of loss of market share. Third, there is a pricing opportunity to recapture wage inflation. Fourth, the benefit from a return of capital could generate an incremental increase. Fifth, there are share price improvements that the Filing Persons believe could occur from the restored confidence of the investment community in the Company. The Filing Persons believe the foregoing description provides a reasonable basis for the overall calculation.

March 13, 2024

Moreover, the Filing Persons respectfully note that Slides 18 and 23 are qualified based on the assumptions made throughout the Presentation, including that the entire slate of the Filing Persons’ nominees is elected to the Board and the prominently disclosed belief that the slate can provide new leadership and direction for Norfolk Southern.

Lastly, the Filings Persons respectfully note that the guidance in Exchange Act Release No. 16833 (May 23, 1980) is directed toward disclosures in proxy contests where a principal issue includes the liquidation of all or a part of the equity of an issuer. The Filing Persons would like to clarify to the Staff that disclosures in the Filing with respect to share price do not involve the liquidation of all or part of the assets of the Company or of any equity. The Filing Persons have not stated, and do not have any, goal to dispose of assets of the Company in order to return capital to shareholders.

Although the Filing Persons believe the inclusion of the valuation was reasonable, the Filing Persons hereby affirm that, should they use similar language in future soliciting materials, they intend to provide additional information as to the basis and assumptions used for such valuations in such soliciting materials in an effort to facilitate investors’ understanding of any valuations, as well as clarify that the statements are based on their reasonable belief.

Exhibit 1, page 49

6.        Please revise slide 49 to include the dates on which the quoted statements were made.

The Filing Persons appreciate the Staff’s comment and the opportunity to respond with the factual basis underlying the Participant’s statements set forth in the Filing.

The Filing Persons have cited below the quoted statements from Slide 49 of the Presentation, which are publicly available to investors. Further, the Filing Persons believe it is clear that the quotes on Slide 49 refer to Mr. Barber’s time in prior senior logistics management roles. The Filing Persons disclosed additional information about Mr. Barber’s management experience (including a detailed description and timeline) on Slide 14 and Slide 46 of the Filing.

March 13, 2024

Quote #1

“Barber is highly regarded as a logistics operator who helped turnaround U.S. peak season problems at UPS during his tenure as COO... If Barber were confirmed in [the C.H. Robinson CEO] role, we believe it would be a positive development for Robinson...”

Source: J.P. Morgan - C.H. Robinson Worldwide Analyst Report from January 9, 2023.

Quote #2

[Former UPS COO Barber was] “well-liked by the investment community” [and was an executive] “seen as an operational catalyst.”

Source: Citi analyst quote given to The Wall Street Journal in an article by Paul Ziobro, titled UPS Boosts Profit, Riding Strong Demand for Overnight Delivery, published on October 22, 2019.

Quote #3

“Barber retiring came as a surprise to us given the strides the company has made operationally over the past few years.”

Source: Bloomberg Intelligence analyst quote given to Bloomberg News on October 22, 2019.

Quote #4

“Barber in our view was a likely successor to [former UPS] Chairman and CEO David Abney.”

Source: Bloomberg Intelligence - United Parcel Services Analyst Report from October 22, 2019.

Quote #5

“Former top UPS executive and Robinson board member [was] seen as having unmatched street cred.”

Source: Freight Waves article, titled C.H. Robinson Angling Hard for Barber to Run Company, by Mark Solomon, published on March 10, 2023.

* * *

March 13, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand, Esq.

Via-E-mail:

cc:	Jim Chadwick, President, Alternatives, Ancora Alternatives LLC

Nick Ramphal, Cadwalader, Wickersham & Taft LLP